3 COLUMBUS CIRCLE, 15TH FLOOR

NEW YORK, NY 10019

212-300-6104

November 16, 2015

Via Edgar and E-mail

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Tom Kluck

Re:	Generation Income Properties, Inc. Offering Statement on Form 1-A Filed September 16, 2015 File No. 024-10481

Dear Mr. Kluck:

This letter is submitted on behalf of our client Generation Income Properties, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed September 16, 2015.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated October 16, 2015; referencing where appropriate the revisions and made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.

Comment: We note that you intend to elect to be taxed as a REIT and that you have not yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A. For example only, please provide cover page summary risk factors, a summary tabular compensation table, and prior performance disclosure.

Response: A substantial amount of the disclosure required by Guide 5 is already set forth in the Offering Statement, as further described below. The Company believes that the other provisions of Guide 5 disclosure are not applicable to offerings by REITs such as the Company and may tend to confuse potential investors.

Nevertheless, the Company has endeavored to provide the disclosure prescribed by Guide 5 to the extent that the Company believes that such disclosure is applicable and appropriate and would be helpful to potential investors. In particular, the Company notes the following with respect to items of Guide 5 that the Company believes are addressed or are not applicable to the Company or the offering:

•	Item 1. The Company has revised the cover page of the Offering Statement in response to the Staff’s comment and in accordance to with the relevant information called for by Item 1 of Guide 5.

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Item 2. The Company believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully comply with federal securities laws, and, therefore, that the Offering Statement should not also include statements related to suitability standards.

•	Item 3. The Company believes that it has fully described its structure and how it intends to use the proceeds of the offering in the Prospectus Summary of the Offering Statement.

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Item 4. This item contemplates payments that the General Partner and its affiliates may earn or receive in connection with the offering or operation of the partnership. Even though there is no compensation to a third-party general partner as contemplated by Guide 5, the Company’s compensation of its sole officer and director is fully disclosed and the Company has otherwise disclosed the relevant information called for by Item 4 that is applicable to the Company.

•	Item 5. The Company believes that its disclosure, as amended, regarding “conflicts of interest” provides the relevant information required under Item 5.

•	Item 6. The Company believes that this item, discussing fiduciary obligations of the General Partner is inapplicable.

•	Item 7. The Company believes that its disclosure in the section of the Offering Statement entitled “Risk Factors” provides the relevant information called for by Item 7.

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Item 8 of Guide 5 calls for “a narrative summary of the ‘track record’ or prior performance of programs (emphasis added) sponsored by the General Partner and its affiliates (’sponsors’). Even though this offering is considered a blind pool offering, the Company believes that it does not have any prior performance to disclose.  In addition, the instructions to Item 8 state that “Sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide.” Although not defined in Guide 5, in the Releases that accompany the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission makes clear that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In addition, the “track record” information called for by Item 8 of Guide 5 and the accompanying Appendices reinforces this view of the Commission relating to what Guide 5 means when it calls for “track record information of programs sponsored by the General Partner and its affiliates” and Release No. 33-6900 (June 17, 1991) reinforces the view that a program involves an “offering” of partnership interests.

The Company does not believe that our sole officer and director has sponsored a “program.” As indicated in the Offering Statement, our sole officer and director has experience managing a real estate fund and a commercial real estate brokerage firm. The Company believes that neither of these amounts to a “program” within the meaning of Guide 5.

•	Item 9. The Company believes that its disclosure in the section of the Offering Statement entitled “Management” provides the relevant information called for by Item 9.

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Item 10. The Company believes that its disclosure in the section of the Offering Statement entitled “Investment Policies and Policies with Respect to Certain Activities” provides the relevant information called for by Item 10.

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Item 11. The Company believes that its disclosure in the section of the Offering Statement entitled “Investment Policies and Policies with Respect to Certain Activities—Investments in Real Estate or Interests in Real Estate” provides the relevant information called for by Item 11.

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Item 12. The Company believes that its disclosure in the section of the Offering Statement entitled “Material Federal Income Tax Considerations” provides the relevant information called for by Item 12.

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Item 13. The Company believes that its disclosure throughout the Offering Statement is either non-technical in nature or is not susceptible to varying methods of computation and, therefore, that the requirement of Item 13 is not applicable.

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Item 14. The Company believes the descriptions of the material provisions of the limited partnership agreement of the Company’s operating partnership in the section of the Offering Statement entitled “Our Operating Partnership and the Partnership Agreement” provide the relevant information called for by Item 14.

•	Item 15. The Company believes that its disclosure in the Offering Statement provides the relevant information called for by Item 15.

•	Item 16. The Company believes that its disclosure in the Offering Statement provides the relevant information called for by Item 16.

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Item 17. The Company is the General Partner of its operating partnership. There are no provisions in the partnership agreement of the operating partnership that allow the Company or its affiliates to redeem or repurchase the common shares of the Company. To the extent that Item 17 can be interpreted to relate to the provisions in the limited partnership agreement that allow the Company or its affiliates to redeem or repurchase the limited partnership interests in the operating partnership, the Company believes that the disclosure in the section of the Offering Statement entitled “Our Operating Partnership and the Partnership Agreement—Redemption Rights” provides the relevant information called for by Item 17.

•	Item 18. The Company believes that a disclosure under Item 18 is inapplicable. The Company currently has no intention to engage in any of the activities proscribed under Item 18.

•	Item 19. The Company does not intend to use any “sales material” within the meaning of Item 19.

•	Item 20. The Company believes that the Offering Statement provides the relevant information required.

Cover page

2.	Comment: We note your disclosure that you are “an internally managed net lease investment company.” Please remove the reference to you being an “investment company.”

Response: The Company has revised the cover page of the prospectus in response to the Staff’s comment. The Company has removed the reference to “investment company” on the cover page.

Summary Risk Factors, page 7

3.

Comment: We note that you intend to hire Calkain to serve as your property manager. Please add risk factor disclosure regarding conflicts associated with hiring an affiliated party. Additionally, please add summary risk factor disclosure and risk factor disclosure, if true, that you are not ever required to provide a liquidity event , that you may change investment objectives without shareholder notice or consent, and that you may pay distributions from any source, including use of proceeds and borrowings.

Response. The Company has revised the Offering Statement to include disclosures associated with hiring an affiliated party.  Additionally, the Company has added summary risk factor disclosure and risk factor disclosure stating that the Company is (i) not required to provide a liquidity event, (ii) it can change investment objectives without shareholder notice or consent (iii) may pay distributions from any source, including use of proceeds and borrowings.

Our Organizational Structure, page 8

4.

Comment: We note the reference in your organizational structure to “property owning entities.” Please clarify in greater detail the ownership of the operating partnership in these entities, including the expected percentage of the OP’s ownership in such entities.

Response: The Company has revised the disclosure in the Offering Statement, including updating the table, to provide greater clarity with regard to this matter.  “Property owning entities” refers to separate LLCs formed to hold each net-lease property purchased; each of these will controlled and 100% owned by the Company’s Operating Partnership.

Risk Factors, page 12

5.	Comment: Please add a risk factor to disclose your net losses to date.

Response: The Company has added a risk factor disclosing our net losses as of the date of the prospectus in response to the Staff’s comment.

6.	Comment: Please add a risk factor to disclose that if you pay distributions in excess of earnings, this could result in further dilution to shareholders.

Response: The Company has added a risk factor disclosure in response to the Staff’s comment.

We have no operating history ..page 16

7.

Comment: We note your disclosure that you will “only commence operations upon completion of the offering and if we are able to raise sufficient funds to acquire suitable properties.” Please clarify whether you will return any funds received if you are not able to raise sufficient funds.

Response:  The Company has revised the disclosure to clarify this matter. The Company intends to commence operations upon completion of this offering, however, the Company may begin operations as soon as the Company is able to raise sufficient funds to acquire suitable properties and there is no minimum amount the Company must raise.

We may incur mortgage indebtedness and other borrowings, page 25

8.	Comment: We note your reference to independent directors. It does not appear that you have any independent directors. Please advise or revise your disclosure as appropriate.

Response: The Company has revised the disclosure in the Offering Statement; references to independent directors have been deleted.

Use of Proceeds, page 27

9.	Comment: We note that you may reimburse Mr. Sobelman up to $100,000 for costs associated with the offering. In this section, please describe the costs that you are reimbursing.

Response: The Company has revised the disclosure on the cover page and on subsequent pages stating that the Company will use approximately $100,000 of the net proceeds of this offering to reimburse Mr. Sobelman for the legal, accounting, and sales and marketing expenses he incurred in connection with the Company’s formation and this offering.

Market Opportunity, page 34

10.	Comment: We note that you refer to yourself as being “well-capitalized.” We also note that you currently have nominal assets and a net loss. Please revise accordingly.

Response: The Company has removed the “well-capitalized” reference and revised this disclosure.

Management’s Discussion and Analysis ..page 39

Off-Balance Sheet Arrangements, page 42

11.	Comment: We note you refer to an “above described situation.” Please revise to clarify what you mean by this reference.

Response: The Company has revised the disclosure as per the Staff’s comments and removed the reference to “above described situation”.

Conflicts of Interest, page 46

12.	Comment: Please disclose any potential conflicts associated with hiring Calkain as your property manager.

Response: The Company has included disclosure in connection with potential conflicts associated with hiring Calkain as its property manager. The Company has also added disclosure in connection to the Company using Calkain Brokerage, also an affiliate of Calkain Companies.

Signatures

13.	Comment: Please include the signature of your chief financial officer and principal accounting officer. See the Instructions to the Signatures on Form 1-A.

Response. The Company has added David Sobelman as the chief financial officer and principal accounting officer to the signature page of the offering statement.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated October 16, 2015.

We have provided a courtesy copy of this letter and two courtesy copies of Amendment No. 1 submitted by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Offering Statement submitted to the Commission on September 16, 2015.

If you should require any additional information or clarification, please do not hesitate to contact me at 212-300-6104.

Sincerely,

/s/ Daniel Mirman

Daniel Mirman

cc.	Mr. David Sobelman, Generation Income Properties, Inc. Ms. Stacie Gorman, Securities and Exchange Commission